Exhibit (a)(1)(J)

Version: Partially Vested

ADC THERAPEUTICS SA
2019 EQUITY INCENTIVE PLAN

NOTICE OF NEW OPTION AWARD – GRANT LETTER

In connection with the offer to exchange certain options for new options pursuant to the Offer to Exchange Eligible Options for New Options Summary Term Sheet dated March 6, 2023 (the “Summary Term Sheet”, and such offer, the “Exchange Offer”), ADC Therapeutics SA (the “Company”) has granted the Participant, effective as of the Grant Date (as set forth below), a new stock option to purchase Shares (the “Award”) under the ADC Therapeutics SA 2019 Equity Incentive Plan (as amended from time to time, the “Plan”). The Award is subject to the terms and conditions set forth in this award grant letter (this “Grant Letter”), the option award agreement attached hereto as Exhibit A (and all exhibits and appendices thereto) (the “Award Agreement” and, together with this Grant Letter, this “Agreement”).

Unless otherwise defined in this Agreement, capitalized terms shall have the meanings assigned to them in the Plan.

AWARD TERMS

Participant:	«FirstName» «LastName»
Shares Subject to Award:	«Nbr_Options» Shares
Grant Date:	April 4, 2023 (the “Grant Date”)
Original Grant Date:	[●]
Exercise Price Per Share:	$[●]
Restrictive Covenant:	Appendix I Agreement Not Required
Vesting:

Subject to the terms and conditions of the Plan and the Award Agreement and provided the Participant does not experience a Termination of Service at any time prior to the applicable Vesting Date, the Award shall vest and become exercisable as follows: (i) with respect to the portion of the Option that, as of the Grant Date, has already vested under the predecessor agreement (the “Vested Portion”), the Vested Portion is hereby unvested, and shall instead vest and become exercisable as to 100% of the aggregate number of Shares subject to the Vested Portion on the first anniversary of the Grant Date; and (ii) with respect to the portion of the Option that, as of the Grant Date, has not yet vested under the predecessor agreement (the “Unvested Portion”), the

Unvested Portion shall vest ratably each month beginning on the first anniversary of the next scheduled vesting date (based on the Original Grant Date), such that the Unvested Portion will be fully vested five years after the Original Grant Date.1

Notwithstanding the foregoing, in the event of a Change in Control the Option shall vest and become exercisable to the extent provided in Section 10(b) or (c) of the Plan.

Please review this Agreement and let us know if you have any questions about this Agreement, the Award or the Plan. You are advised to consult with your own tax advisors in respect of any tax consequences arising in connection with this Award.

If you have questions please contact Kimberly Pope, the Company’s Chief People Officer via email at kim.pope@adctherapeutics.com. Otherwise, please provide your signature, address and the date for these Letter and Agreement where indicated below.

ADC THERAPEUTICS SA

By:
	Name:	Ameet Mallik
	Title:	Chief Executive Officer

Epalinges, April 4, 2023

1 Under its original terms, the option was scheduled to vest 1/4 on the first anniversary of the grant date and 1/48 every month thereafter until becoming fully vested on the fourth anniversary. For the Unvested Portion, this form adds one year to each applicable vesting date, so that the award is fully vested after five years.

AGREED AND ACCEPTED:

PARTICIPANT

By:
	Name:	«FirstName» «LastName»

Address

Address

Date

EXHIBIT A

ADC THERAPEUTICS SA

2019 EQUITY INCENTIVE PLAN

STOCK OPTION AWARD AGREEMENT

This Stock Option Award Agreement (together with all exhibits and appendices hereto, this “Award Agreement”), dated as of the date of the Grant Letter, is by and between the Company, and the individual listed in the Grant Letter as the Participant.

WHEREAS, the Company hereby grants the Award to the Participant under the Plan, and the Participant hereby accepts the Award, in each case, subject to the terms and conditions of the Plan and this Agreement; and

WHEREAS, by accepting the Award and entering into this Agreement, the Participant acknowledges having received and read a copy of the Plan and agrees to comply with it, this Agreement and all applicable laws and regulations.

NOW, THEREFORE, in consideration of the promise and mutual covenants contained herein, and for other good and valuable consideration, the parties hereto agree as follows.

1.             Grant of Option. The Company hereby grants to the Participant on the Grant Date an option (“Option”) to purchase all or any part of the number of Shares set forth in the Grant Letter at the per share exercise price set forth in the Grant Letter (the “Exercise Price”), subject to the terms and conditions of the Plan and this Agreement. The Option is granted under the Plan, the provisions of which are incorporated herein by reference and made a part of this Agreement.

2.             Terms and Conditions. It is understood and agreed that the Award evidenced hereby is subject to the following terms and conditions:

(a)            Vesting of Award. Subject to Sections 3 and 7, the Option shall vest and become exercisable in accordance with the vesting schedule set forth in the Grant Letter.

(b)            Term of Option. The term of the Option shall expire at 4:00 pm local New York City time on the tenth anniversary of the Original Grant Date (the “Expiration Date”), unless terminated earlier in accordance with the Plan and this Agreement. In no event may any portion of the Option be exercised after 4:00 p.m. local New York City time on the Expiration Date.

(c)            Manner of Exercise. Subject to the terms of this Agreement and the Plan, the Participant may, at any time and from time to time prior to the Expiration Date, exercise all or any portion of the Option that has become vested and exercisable. In order to exercise the Option, the Participant must deliver to the Company a notice in the form prescribed by the Committee specifying the number of whole Shares to be purchased (the “Exercise Notice”), together with payment in full of (i) the aggregate Exercise Price applicable to such Shares and (ii) any required tax withholding and contributions to social security to be borne by the Participant, as applicable (collectively, the “Payment Amount”). The date on which the Participant delivers the Exercise Notice pursuant to this Section 2(c) shall be referred to herein as the “Exercise Date”. If the Committee allows for an electronic exercise or the Plan provides for an automatic or deemed exercise of the Option, the Participant hereby exercises his or her Option in writing, but with effect as of his electronic exercise or the relevant automatic or deemed exercise. Irrespective of the foregoing sentence, following any electronic exercise by the Participant, the Company may request the Participant to deliver a confirmatory Exercise Notice in writing within the period demanded by the Company (which can end after the lapse of the Exercise Period, which would be deemed extended accordingly).

(d)            Method of Exercise. The Participant may pay the Payment Amount to the Company by any of the following means (or by a combination thereof), at the election of the Participant: (i) in cash, by check or wire transfer; or (ii) if permitted by the Committee, in its sole discretion, pursuant to such procedures as the Committee may require, by the Participant’s (A) transferring to the Company, effective as of the Exercise Date, a number of vested Shares owned and designated by the Participant having an aggregate Fair Market Value as of the Exercise Date equal to the Payment Amount, (B) by electing to have the Company retain a portion of the Shares purchased upon exercise of the Option having an aggregate Fair Market Value as of the Exercise Date equal to the Payment Amount or (C) delivering irrevocable instructions to a broker to sell Shares obtained upon the exercise of the Option and to deliver promptly to the Company an amount out of the proceeds of such sale equal to the Payment Amount; or (iii) by any other method acceptable to the Committee.

(e)            No Rights as a Shareholder. The Participant shall have no voting rights or any other rights as a shareholder of the Company with respect to the Option unless and until Shares are actually settled and delivered to the Participant and upon entry of the Participant into the share register of the Company as shareholder of such Shares with voting rights.

(f)            No Right to Continued Service. The grant of an Award shall not be construed as giving the Participant the right to be retained in the employ of, or to continue to provide services to, the Company or any of its Affiliates. The receipt of any Award under the Plan is not intended to confer any rights on the receiving Participant except as set forth in the applicable Agreement.

(g)            No Right to Future Awards. Any Award granted under the Plan shall be a one-time Award that does not constitute a promise of future grants. The Company, in its sole discretion, maintains the right to make available future grants under the Plan.

3.             Termination of Service; Restrictive Covenant Violation. In the event of the Participant’s (a) Termination of Service for any reason or (b) violation of any of the Restrictive Covenants (as defined below), then, after giving effect to any provision for accelerated vesting effective upon such event (if a Termination of Service) under the terms of the Award, the Plan (including Sections 10(b) and (c) of the Plan) or as may be determined by the Committee, (x) any portion of the Option that was unvested as of the date of such Termination of Service or Restrictive Covenant violation shall be immediately forfeited and cancelled in its entirety upon such Termination of Service or Restrictive Covenant violation, without any payment or consideration being due to the Participant, and (y) any portion of the Option that was vested as of the date of such Termination of Service or Restrictive Covenant violation shall be subject to the following provisions:

(i)            Termination due to Death or Disability or as a Good Leaver. In the event of the Participant’s Termination of Service due to the Participant’s death or Disability or as a Good Leaver, any vested portion of the Option will remain outstanding and exercisable until the earlier of (A) the 12-month anniversary of the later of (i) the date of such Termination of Service if the Shares are publicly traded on an established stock exchange or national market system (“Publicly Listed”) as of such date; or (ii) the day after such Termination of Service when the Shares become Publicly Listed and (B) the Expiration Date.

(ii)            Termination other than due to Death, Disability, as a Good Leaver or for Cause. In the event of the Participant’s Termination of Service for any reason other than due to the Participant’s death, Disability, as a Good Leaver or for Cause, any vested portion of the Option will remain outstanding and exercisable until the earlier of (A) the 3-month anniversary of the later of (i) the date of such Termination of Service if the Shares are Publicly Listed as of such date; or (ii) the day after such Termination of Service when the Shares become Publicly Listed and (B) the Expiration Date.

(iii)            Termination for Cause; Restrictive Covenant Violation. In the event of the Participant’s (A) Termination of Service by the Company or any of its Affiliates for Cause or (B) violation of any of the Restrictive Covenants, any vested portion of the Option shall be immediately forfeited and cancelled in its entirety upon such Termination of Service or Restrictive Covenant violation, without any payment or consideration being due to the Participant.

(iv)            Good Leaver means, for purposes of this Agreement, a Participant who experiences a Termination of Service upon or within 18 months following a Change in Control, as a result of (i) the Company’s termination of the Participant’s employment without Cause, or (ii) the Participant’s resignation of his or her employment for Good Reason.

4.             Restrictive Covenants. As a condition precedent to receiving the Option granted pursuant to this Agreement, (i) the Participant acknowledges and agrees that he or she shall be liable for compliance with all obligations of confidentiality, intellectual property disclosure, use and assignment, non-compete, non-solicitation, non-disturbance and non-disparagement obligations contained in his or her employment agreement or employment letter; or (ii) to the extent that no such restrictions apply and the Committee determines in its discretion and indicates in the notice or cover letter accompanying this award, the Participant shall execute and agree to be subject to each of the restrictions set forth in Appendix I hereto; and (iii) the Participant acknowledges and agrees that he or she shall be liable for compliance with the Company Code of Business Conduct and Ethics and other policies of the Company; therein (collectively, the “Restrictive Covenants”). Any liability of the Participant for breach of a Restrictive Covenant under his or her employment agreement or employment letter, statutory law and/or the Appendix I, as applicable, shall in no way be limited by the terms of this Agreement, and the consequences set forth in Section 3 of this Agreement shall apply irrespective of, and in addition to, any such liability under his or her employment agreement or employment letter, statutory law and/or the Appendix I, as applicable.

5.             Settlement of Shares. Subject to the provisions of this Agreement; provided that the Exercise Notice and Payment Amount are in form and substance satisfactory to the Company, the Company shall deliver to the Participant, as soon as reasonably practicable after the applicable Exercise Date, the number of Shares specified in the Exercise Notice. Upon such delivery, such Shares shall be fully assignable, saleable, transferable and otherwise alienable by the Participant; provided that any such assignment, sale, transfer or other alienation with respect to such Shares shall be in accordance with applicable securities laws and any applicable Company policy. To the extent that the Shares issued to the Participant upon the exercise of the Option are not registered under the Securities Act of 1933, pursuant to an effective registration statement, the stock certificates evidencing such Shares may bear such restrictive legend as the Company deems to be required or advisable under applicable law.

6.             Tax Liability; Withholding Requirements. The exercise of an Option and distributions under this Award Agreement may be subject to tax withholding obligations and contributions to social security to be borne by the Participant, as applicable, and the Committee may condition the exercise of the Option and/or delivery of Shares or other benefits upon satisfaction of all applicable withholding requirements. The Participant is advised to consult with his or her own tax advisors in respect of any tax consequences arising in connection with the Options.

7.             Recoupment/Clawback. This Award (including any amounts or benefits arising from this Award) shall be subject to recoupment or “clawback” as may be required by applicable law, stock exchange rules or by any applicable Company policy or arrangement the Company has in place from time to time.

8.             References. References herein to rights and obligations of the Participant shall apply, where appropriate, to the Participant’s legal representative or estate without regard to whether specific reference to such legal representative or estate is contained in a particular provision of this Agreement.

9.             Miscellaneous.

(a)            Notices. Any notice required or permitted to be given under this Award Agreement shall be in writing and shall be deemed to have been given when delivered via email or personally or by courier, or sent by certified or registered mail, postage prepaid, return receipt requested, duly addressed to the Participant at his or her last known address on the books of the Company or, in the case of the Company, to its principal office, or to such other address as either party may have furnished to the other in writing in accordance with the Plan, subject to the right of either party to designate some other address at any time hereafter in a notice satisfying the requirements of this Section 9(a).

(b)            Entire Agreement. This Award Agreement, the Plan and any other agreements, schedules, exhibits and other documents referred to herein or therein constitute the entire agreement and understanding between the parties in respect of the subject matter hereof and supersede all prior and contemporaneous arrangements, agreements and understandings, both oral and written, whether in term sheets, presentations or otherwise, between the parties with respect to the subject matter hereof, including the Exchange Offer; provided that the restrictions set forth in this Award Agreement are in addition to, not in lieu of, any other obligation and/or restriction that the Participant may have with respect to the Company or any of its Affiliates, whether by operation of law, contract, or otherwise, including, without limitation, any non-solicitation obligations contained in an employment agreement, consulting agreement or other similar agreement entered into by and between the Participant and the Company or one of its Affiliates, which shall survive the termination of any such agreements, and be enforceable independently of such other agreements. In the event of a conflict among any of the documents described in the preceding sentence, the provisions of the Grant Letter and Award Agreement shall govern.

(c)            Severability. If any provision of this Award Agreement is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction, or would disqualify the Plan or this Award Agreement under any law deemed applicable by the Board, such provision shall be construed or deemed amended to conform to applicable laws, or if it cannot be so construed or deemed amended without, in the determination of the Board, materially altering the intent of this Award Agreement, such provision shall be stricken as to such jurisdiction, and the remainder of this Award Agreement shall remain in full force and effect.

(d)            Amendment; Waiver. No amendment or modification of any provision of this Award Agreement that has a material adverse effect on the Participant shall be effective unless signed in writing by or on behalf of the Company and the Participant; provided that the Company may amend or modify this Award Agreement without the Participant’s consent in accordance with the provisions of the Plan or as otherwise set forth in this Award Agreement. No waiver of any breach or condition of this Award Agreement shall be deemed to be a waiver of any other or subsequent breach or condition, whether of like or different nature. Any amendment or modification of or to any provision of this Award Agreement, or any waiver of any provision of this Award Agreement, shall be effective only in the specific instance and for the specific purpose for which made or given.

(e)            Assignment. Neither this Award Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by the Participant.

(f)            Successors and Assigns; No Third-Party Beneficiaries. This Award Agreement shall inure to the benefit of and be binding upon the Company and the Participant and their respective heirs, successors, legal representatives and permitted assigns. Nothing in this Award Agreement, express or implied, is intended to confer on any Person other than the Company and the Participant, and their respective heirs, successors, legal representatives and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

(g)            Governing Law; Jurisdiction. The formation, existence, construction, performance, validity and all aspects whatsoever of this Award Agreement and the Option granted hereunder, including any rights and obligations arising out of or in connection with the same, shall be governed by, and construed in accordance with, the substantive laws of Switzerland (with the exception of the conflict of law rules). The exclusive place of jurisdiction for any dispute arising out of or in connection with this Award Agreement and the Option granted hereunder shall be Epalinges, Switzerland.

(h)            Participant Undertaking; Acceptance. The Participant agrees to take whatever additional action and execute whatever additional documents the Company may deem necessary or advisable to carry out or give effect to any of the obligations or restrictions imposed on either the Participant or the Option pursuant to this Award Agreement. The Participant acknowledges receipt of a copy of the Plan and this Award Agreement and understands that material definitions and provisions concerning the Option and the Participant’s rights and obligations with respect thereto are set forth in the Plan, and reaffirms the Participant’s understanding of, and agreement to, the terms and conditions of the Exchange Offer, dated April 4, 2023, in which the Participant has elected to participate and pursuant to which this Option is granted. The Participant has read carefully, and understands, the provisions of this Award Agreement and the Plan.

(i)            Section 409A and 457A. It is the intent of the Company and the Participant that this Award Agreement shall comply with the requirements of Section 409A and 457A of the Code, to the extent applicable to an Option granted to a Participant who is subject to income taxation in the United States, and the provisions of the Agreement shall be interpreted in a manner that satisfies the requirements of Section 409A and 457A of the Code. If any provision of the Agreement would otherwise frustrate or conflict with this intent, the provision, term or condition will be interpreted and deemed amended so as to avoid this conflict. Notwithstanding the foregoing, the tax treatment of the benefits provided under the Plan or any Award Document is not warranted or guaranteed, and in no event shall the Company be liable for all or any portion of any taxes, penalties, interest or other expenses that may be incurred by the Participant on account of non-compliance with Section 409A and 457A of the Code.

(j)            Captions. Captions provided herein are for convenience only and shall not affect the scope, meaning, intent or interpretation of the provisions of this Award Agreement.

(k)            Counterparts. This Agreement may be executed in two counterparts, each of which shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Award Agreement as of the day and year first written above.

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